

August 5, 2014

<u>Via E-mail</u>
Mr. Jeffrey J. Lasher
Chief Financial Officer
Crocs, Inc.
7477 East Dry Creek Parkway
Niwot, Colorado 80503

> **RE: Crocs, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Form 10-Q for the Period Ended June 30, 2014**
> **Filed July 30, 2014**
> **Response dated July 28, 2014**
> **File No. 0-51754**

Dear Mr. Lasher:

We have reviewed your response letter dated July 28, 2014, and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2014

Notes to the Financial Statements

Note 13. Series A Preferred Stock, page 17

1. We note your response to comment 4 of our letter dated July 14, 2014. Please also address your consideration of ASC 815-15-25-20 in regard to the put and call options related to the preferred stock.

Mr. Jeffrey J. Lasher
Crocs, Inc.
August 5, 2014
Page 2

Management's Discussion and Analysis

Liquidity and Capital Resources

Repatriation of Cash, page 42

2. We note your response to comment 5 of our letter dated July 14, 2014. Please address the following:
    *   In regard to the $23.0 million cash that may be paid to you as a dividend of 2014 earnings from Netherlands subsidiaries, please tell us whether taxes have been accrued during 2014 pursuant to ASC 740. If they have not been accrued, please help us understand why; and
    *   In regard to your remaining unremitted earnings related to Netherlands subsidiaries, please help us better understand how you determined the amount of earnings which would be repatriated and the amount that would remain permanently reinvested pursuant to ASC 740-30-25-17. Please provide us with your specific plans for reinvestment for the remaining undistributed earnings that demonstrated remittance of the earnings would be postponed indefinitely.

    If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Accounting Branch Chief